INVEST IN **JOULE CASE**

Events come back greener with patented, portable energy from Joule Case



Highlights

1. 🎠 $100M LOI signed with Insomniac Events, organizer of EDC & many of the world's largest Festivals
2. 🙌 Patented, portable award-winning tech has already raised over $2M from angel investors
3. 👥 Team includes 6 successful exits & 20 patents
4. 📈 Massive event-power market is growing at 25% CAGR
5. 💰 Over $850,000 in sales since founding
6. 💸 LIVE Nation, CORT, & PGA are among names in the pipeline
7. 🏆 Crowned Early-Stage Innovation of the Year & winner of Camp BizSmart

6. 💸 LIVE Nation, CORT, & PGA are among names in the pipeline
7. 🏆 Crowned Early-Stage Innovation of the Year & winner of Camp BizSmart

8. 🎥 Featured in Forbes, GeekWire, & on the Discovery Channel

Our Team



James Wagoner

Licensed professional engineer with technical executive experience. Battery nerd on 2nd battery startup with Co-Founder Alex Livingston. First battery startup secured a $1.2B infrastructure contract in Spain.

> Access to clean, portable, reliable power is a life saving and world changing solution. We urgently need to make power simpler and cleaner.



Alex LIVINGSTON

An entrepreneur at heart and in spirit, Alex once built his own electric car. Has been responsible for both software and hardware top-to-bottom product development for over a decade. Battery nerd on 2nd battery startup with Co-Founder James Wagoner.



Pete Anewalt

5 Successful exits. Experience in the growth from $1M to $200M. Sold companies to IBM and Lucent.



David DeMuro

Electrical engineer and MBA with more than 30 years of experience in consumer product development at Fortune 50 companies, including Apple and Motorola. Holder of 17 U.S. patents, principally in the area of LiIon batteries and power management.



Cheryl Adams

Consumer/hardware CFO well versed in all finance areas relevant to manufacturing physical goods. Investor in Joule Case.



Jaime Lima

Secured several exciting and company changing contracts/agreements for Joule Case. Investor in Joule Case.



Jesse Baker

Brand and business strategist and head of marketing. Investor in Joule Case.

Why Joule Case?


Patented, Portable, Scalable—
This is the Future of Portable Energy
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Joule Case provides innovation in a largely stagnant battery market, replacing noxious generators with clean, safe, cost-efficient renewable power in the fast-growing event-power industry with music festival partners like Burning Man and Electric Daisy Carnival (EDC).


The Future of Portable Energy is Here
Joule Case provides innovation in stagnant battery market
Events are back and event power is a huge market growing at 25% CAGR
Joule Case powers the biggest music festivals like Burning Man and EDC
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Batteries are the Key Missing Piece
in Renewables—Joule Case Delivers
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Portable and backup power is noisy, toxic, expensive—and poses a serious public health safety issue. But even as we transition towards a greener grid, we're still heavily dependent on lithium ion battery technology for energy storage—half a century after it was first developed. Time for some serious innovation—and Joule Case is up to the task.


The Dirty Footprint of the Broken Grid
Traditional portable and backup power is noisy, unsustainable, dangerous, and expensive
Alternative energy storage remains stagnant, and batteries represent a huge bottleneck
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Joule Case is Green Energy that's Simple,
Silent, Clean, and Portable
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Finally—a major shift in the battery scene. Prices have dropped 87% in a decade, and big initiatives plus an influx of capital is pushing the sector forward—fast. Now, Joule Case isn't here to reinvent the wheel, but this innovative startup has

found an ingenious way to help batteries play nicely together in a stackable format.

Onto their first mission: making music festivals greener.


Stackable, interchangeable platform
— Highly functional interface
— Simple, silent, clean, and economical
— Power anything across a festival
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Award-Winning, Patented, Portable Technology

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The future of portable energy is here and it's simple, silent, safe, and clean. Joule Case's grid-scale batteries are intuitive, user-friendly, and stackable: if you need more power, all you need to do is stack. No generators, no noise, no smell, no CO2. Just efficient energy wherever and whenever you need it.


Clean Power Where You Need it, When You Need it
Patented
IP-Protected
Award-Winning
Safe
Clean
Stackable
BATTERY AGNOSTIC
» High user experience
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Because Powering a Music Festival is Noisy, Dangerous, and Expensive

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Power is one of the largest production costs for a music festival, and it can account for over 70% of its core carbon footprint. Recent lawsuits against Coachella and other concerts have revealed dangerously high levels of toxins in the air—from diesel generators—at these events. And with fuel costs rapidly rising and the energy market forecast as increasingly volatile, something's gotta give.


Powering a Music Festival
Noisy
Dangerous
Toxic
Expensive
Inefficient
Unsustainable
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Joule Case is the Green Power of

Choice for the Festival Circuit

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The music festival sector has a unique opportunity to contribute to CO2 reduction, showcase new innovation, and engage audiences. Joule Case is partnering up with LIVE Nation, Insomniac Events, and festivals like EDC and Burning Man to transition from loud, harmful generators to renewable, stackable energy.

"The potential for Joule Case in music festivals is massive."

- Rutger Jansen (Director of Camp EDC)



Providing Green Power to a Powerful Lineup of Music Festivals
lollapalooza
COACHELLA
edc
ULTRA musicfestival
Burning Man Project
bonnaroo MUSIC & ARTS FESTIVAL
STAGECOACH
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$100M Letter of Intent Signed with Insomniac Events

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With events coming back bigger than ever, we believe Joule Case is poised for incredible growth. Starting with Insomniac Events, organizer of Electric Daisy Carnival, Joule Case is on a mission to replace all the dirty diesel generators at concerts and outdoor events with clean, safe, renewable power.



INSOMNIAC
$100M Letter of Intent Signed with one of the Biggest Music Festival Organizers in the World
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Event Power is a Massive Market Growing at 25% CAGR

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The $30B lithium ion battery market is predicted to spike four-fold over the coming decade. Event power itself is a fast-growing market at 25% CAGR that sits directly in sight for Joule Case technology.



Combined Temporary and Distributed Energy Storage (in billions)
• Event power is a massive and growing market
• 25% CAGR
• Massive markets directly in sight for Joule Case technology
MARKET STUDY REPORTS "GLOBAL BATTERY ENERGY STORAGE MARKET REPORT" 2019
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
2021
2022
2023
2024
2025

Forward-looking projections cannot be guaranteed

Temporary Power

Distributed Energy

Lawsuit Against Coachella; Coldplay Takes a Stand

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Event-powering generators are the subject of recent lawsuits against events including Coachella under California's Prop 65. Seven-time Grammy-winning band Coldplay recently announced a return to touring after pausing in protest against venue diesel emissions. This announcement also unveiled plans for their shows to be powered exclusively by a rechargeable battery system.

Toxins from diesel generators are known to contribute to cancer and premature death, and combined with other compounds in sunlight they form ozone, a potent trigger for asthma attacks and other health issues. What started as a purely environmental issue has quickly escalated into a public health and safety issue, and the verdict is in: event-powering generators need to go.

Additionally, with California signing into law Assembly Bill 1346, which will effectively ban small gas-powered generators, the widespread transition to clean battery alternatives has begun.

As Seen on BBC and the Discovery Channel...

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Featured on both the BBC and the Discovery Channel, the rare and refreshing innovation of Joule Case hasn't gone unnoticed...


FiRe 2019 FiReStarter: Joule Case
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Multi Award-Winning Tech Wanted by $3T Global Corporation...

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Crowned Early-Stage Innovation of the Year, winner of Camp BizSmart, recognized by Future in Review (FIRE) conference, and with featured articles in Forbes, GeekWire, and more, Joule Case is generating buzz and excitement across industries and platforms.

In the pipeline, a well-known, global, $3 trillion corporation is hoping to leverage Joule Case technology into their sales and distribution channels...

From Massive Festivals to Taco Trucks

From Massive Festivals to Taco Trucks, Everyone's *Raving*

Users love how Joule Case batteries do everything a noisy, toxic generator can do, and do it refreshingly quietly and sustainably.

"Joule Case is proving that you do not need dirty, smelly gas generators anymore"

- Rutger Jansen
Music Festival Producer, Arizona

Joule Case was able to deliver a product that supplies everything I need without a dirty generator"

- Pete Sullivan
New Belgium Events Coordinator

"Joule Case works perfect for us. It travels with us. It is quiet and green and able to keep everything running exactly how we want it"

- Rutger Jansen
Music Festival Producer, Arizona

Doers with 6 Exits and 20 Patents Turned Down Techstars

Between decades of experience in battery technology, extremely successful exits, and multiple patents, Joule Case brings a highly curated team of experts and doers that are ready to scale.


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James Wagoner
CEO – FOUNDER
13+ Years in Modular Power/Batteries
2nd Battery Startup
FLUKE
[R2EV]
Alex Livingston
PRESIDENT – FOUNDER
13+ Years in Modular Power/Batteries
2nd Battery Startup
SHARP
[R2EV]
Pete Anewalt
COO
5 successful exits. Grew Unica to $125M ARR selling to IBM Grew Kenan Systems to $175ARR sold to Lucent for $1.5B
IBM
Jaime Lima
Sales
Successful launching of events through large strategic partners
NEW YORK LIFE
Cheryl Adams
CFO
Advanced startup financials.
2 successful exits
PKG
Dave DeMuro
VP of Engineering
17 patents in consumer battery technologies

Tesla, Honda, and Yamaha Can't Compete with Joule Case

When it comes to affordability, simplicity, energy capacity, and portability, we believe Joule Case is truly in a league of its own.

	joule	GOALZERO INERGY	HONDA YAMAHA	TESLA
	Joule Case	Battery Power Stations	Gas Generators	Power Wall
Price	$$$	$$$$	$$$	$$$$
Simple	✓	✓	⊘	⊘
Portable	✓	✓	✓	⊘
Solar Capable	✓	✓	⊘	✓
Stackable	✓	⊘	⊘	⊘
Circuit Backup	✓	⊘	✓	✓
Energy Capacity	⚡⚡⚡⚡	⚡	⚡⚡⚡	⚡⚡

Joule Case is Poised to Become a Household Name

Joule Case has already raised over $2M from angel investors. Big names like LIVE Nation, Insomniac, CORT, and PGA are waiting eagerly in the pipeline, and an ambitious vision for the future includes batteries that power everything from Burning Man to your neighborhood food truck, as well as everyday items like refrigerators, air conditioning, lights, and laptops.


Connecting Power to the Digital Age with Full App Control.
CHARGE LEVEL
%58
BATTERIES
STATS
Pack 1
%58
Pack 2
%95
Pack 3
%96
Pack 4


Growth Potential
LIVE Nation, Cort, AEG, and Insomniac rental partners
Solar and Toyota Tsusho
Slated to be profitable in 2021
Growth Strategy
Channel Partnerships
Resellers
Large customers
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Join Joule Case and Bring Power to the Party People
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There's never been a better time to get onboard with a renewable energy startup. Battery prices are dropping fast, events are coming back, and Joule Case has massive markets directly in sight. Will you take charge and become an early investor as the event power market takes off?


Projected Revenue Growth
DIRECT SALES
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2021
2022
2023
2024
2025
These are forward looking projections and are not guaranteed.


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Joule Case Crowdfunding Pitch Deck